
TEMPRA
TECHNOLOGY
Food & Beverage Packaging
Reimagined
Self-Heating Packaging
Self-Chilling Packaging

INVEST IN **TEMPRA TECHNOLOGY**

Revolutionary Self-Heating Food & Beverage Packaging backed by Institutional & Strategic Investors

tempratech.com Bradenton, FL

Highlights

1. $30M+ raised from institutional and strategic investors.

2. Patent portfolio valued at $500+ million, with 85 issued patents and 28 pending.

3. Acquired patents and IP for a biodegradable plastic material made from

used coffee grounds.

4. Planned IPO on the new digital trading platform: State Stox NY Trading Market (this is not the NYSE)

5. Ready to Eat (RTE) meals market is projected to expand from $143.86B in 2021 to $225.28B.

6. Manufacturing and License Agreements in place affording scalability.

7. Shelf-stable for 2+ years, without requiring refrigeration or a heat source. No more food spoilage!

8. Led by industry veterans with decades of experience in thermal technology and innovation

Featured Investors

David I. Berley Follow

Invested $4,404,000

David I. Berley is Chairman of Walter & Samuels, Inc. and a legendary figure in New York City real estate. Over the past five decades, he has completed more than $1 billion in deals, earning a reputation for visionary deal-making and value creation. A pioneer in residential conversions, Berley has led over 30 condominium projects across Manhattan, including the acclaimed transformation of 15 Madison Square North. With unmatched experience and deep market insight, he continues to shape the city's skyline — and now brings that same foresight and advice to Tempra Technology.
walter-samuels.com

""I have invested with Barney Guarino, at Tempra Technology since 2002. I remain a believer and supporter of this innovative and game-changing self-heating technology since the inception of this company. Barney started out with one patent and has grown and developed this technology into a global powerhouse force now holding 80+ existing patents and 29 additional pending patents. His transparency, commitment and partnership with a host of credible multinational companies as well as governments of various countries worldwide, strengthens my belief in the ongoing success of this company for all investors. I have been and continue to be excited about what Tempra's future will deliver to all of us involved in this amazing company. "If you're looking to align with a bold, market-shaping company addressing real-world challenges, I encourage you to take a closer look—and join us in backing an innovation

that's redefining what's possible."" — David I. Berley Chairman, Walter & Samuels, Inc."

Burton "Skip"Sack Follow Invested $1,932,000

Burton "Skip" Sack is a highly respected restaurateur, entrepreneur, and longtime investor in Tempra Technology, where he has served on the Board of Directors since 2005. A U.S. Marine Corps veteran and graduate With Distinction from Cornell University's School of Hotel Administration, Mr. Sack has spent decades shaping the foodservice industry at the highest levels. After rising to Senior Vice President at Howard Johnson's—in charge of Real Estate, Architecture, Design, Construction and Strategic Planning for the restaurants and motor lodges. He went on to acquire the New England franchise rights for Applebee's when the chain had only two locations. Over the next eight years, he opened 16 of the most successful restaurants in the system. Applebee's ultimately acquired his franchise for stock, and Mr. Sack was elected to its Board of Directors. When Applebee's International was sold in 2007, he was the **single largest individual shareholder** in the company. Mr. Sack has also served as Chairman of the National Restaurant Association and served on the boards of Cambryn Biologics, Tibersoft, The Marine Corps Association & Foundation, he National Restaurant Association and several others. He is a founding member of the Marine Corps Heritage Museum and a graduate of Harvard Business School's PMD Program.

""When I sold my company and monetized the stock I received, I was looking to invest in innovative, early-stage companies that had transformational technologies for billion-dollar industries. TEMPRA checked all the boxes." - B.M. Sack"

Dr. Jonathan L. Glashow Follow Invested $1,781,350

Dr. Jonathan L. Glashow is an internationally renowned orthopedic surgeon, innovator, and strategic investor in Tempra Technology. Board-certified and consistently ranked among New York Magazine's "Best Doctors" since 2000, Dr. Glashow brings a deep commitment to innovation, precision, and performance — values that closely align with Tempra's mission. As Clinical Associate Professor at NYU Grossman School of Medicine, Dr. Glashow specializes in advanced, minimally invasive procedures for sports-related injuries, primarily of the knee and shoulder. He serves as Chief Medical Officer for the New Jersey Devils, Chief Medical Advisor for the Philadelphia 76ers, and Medical Consultant to the LA Clippers, providing elite-level care to top athletes across major sports leagues. In 2021, Dr. Glashow performed the world's first commercial ACL surgery using the BEAR Implant, exemplifying his leadership in adopting breakthrough medical technologies. His expertise has been featured by ESPN, CBS, CNN, The New York Times, and other leading media outlets. Dr. Glashow earned his medical degree from Cornell University Medical College, completed his residency at Lenox Hill Hospital in New York, and received fellowship training in sports medicine and arthroscopic surgery at the Southern California Orthopedic Institute/UCLA and internationally.
orthopedicsurgeonnyc.com

""With over 80 patents, Tempra represents unique and impactful disruptive science-based innovation. Practical, scalable, and real-life solutions improve lives globally. I am proud to be a longstanding supporter of this game changing company" — Dr. Jonathan L. Glashow"

Michael P. Esposito, Jr Follow Invested $1,500,000

Michael P. Esposito, Jr. is a veteran financial executive and a key investor in Tempra Technology, where he has served on the Board of Directors since 2009. He previously served as Chief Financial Officer and Chief Administrative Officer of Chase Manhattan Bank, where he held senior leadership roles for 34 years. Mr. Esposito later chaired two major insurance institutions: XL Capital Ltd. and Syncora Holdings, Ltd., guiding both through critical periods of growth and transformation. He holds a BBA in Marketing from the University of Notre Dame and an MBA in Accounting from New York University.

""I have invested in Tempra Technology over the years because of its innovative and game-changing first-mover technology applicable to one of the world's most basic needs: food & beverage." — Michael P. Esposito, Jr."

Dennis Mehiel Follow Invested $1,025,000

Dennis Mehiel is a successful entrepreneur, turnaround expert, and long-time investor in companies that solve real-world problems. He is the Founder of Four M Investments, a private family investment firm that focuses on early-stage innovation across foodservice, packaging, and emerging technologies. Dennis built and led two of the most respected names in American manufacturing: Box USA, the nation's largest independent producer of corrugated shipping containers (acquired by International Paper), and Sweetheart Cup Company, the largest U.S. producer of disposable tabletop products. He acquired Sweetheart, revitalized its operations, and sold it to Solo Cup Company. In addition to his business leadership, Dennis served as Chairman & CEO of the Battery Park City Authority in Manhattan, where he was appointed by Governor Andrew Cuomo. There, he guided the organization through the aftermath of Hurricane Sandy, reduced long-term debt by $50 million, and restructured operations for lasting efficiency. Dennis continues to back mission-driven companies through his family office — including Tempra Technology.

""As a long-term operator and investor in different aspects of the packaging industry, I immediately recognized the disruptive potential of Tempra's technology. • A cup of coffee that heats itself at the turn of a button. • A beverage can that chills on demand. • A meal that soldiers in the field can enjoy without electricity, batteries or flame. These are not ideas — they're working products solving real-world problems. With a capital infusion, I believe Tempra is poised for significant growth and I am grateful for the opportunity to participate. - Dennis Mehiel"

Manisha Pharmo Plast Pvt. Ltd.

Follow

Invested $430,000

Manisha Pharma Plast Pvt. Ltd invested in Tempra in 2009 as part of a group founded by Puneet Deora and his family. Founded in 1996 as a joint venture between India's PPI Blow Pack and Graham Packaging Company (USA), Graham Blowpack has established itself as a leading manufacturer, exporter, and supplier of high-quality rigid plastic packaging. Headquartered in Mumbai with multiple production facilities across India—including Daman, Haridwar, Guwahati, Hyderabad, and Jhagadia. Specializing in blow-molding of HDPE, PP, PET, and co-ex polymers, Graham Blowpack produces a diverse range of packaging solutions: bottles, jars, drums, pharmaceutical vials, cosmetic lotion containers, multilayer barrier containers, and lube packaging. The company exports products to markets in the Middle East, South Africa, Sri Lanka, and Northeast Asia, consistently fulfilling orders of 10,000+ units. Driven by its deep roots in blow-molding technology, Graham Blowpack brings global-level expertise to the Indian market. Led by Puneet Deora (Managing Director), whose leadership is guided by the motto "quality means understanding and building strong personal relationships with our customers," Graham Blowpack serves reputed clients like Cadbury, Heinz, Abbott, and Castrol.
grahamblowpack.net

""At Graham Blowpack, we actively seek out disruptive technologies that can redefine global packaging—and Tempra fits that vision perfectly. Their proprietary self-heating and self-chilling solutions are not only a leap forward in convenience and functionality, but also a major step toward sustainability. We chose to invest in Tempra because the hard work is already done—the technology is proven, the patents are in place, and the company is positioned for scalable growth. With licensing and royalty-based agreements in motion, incoming contracts can generate high-margin cash flows with profit potential as high as 80-90%. Beyond the business opportunity, Tempra's innovations reduce carbon emissions and eliminate the need for traditional heating or cooling infrastructure. This is clean technology that delivers instant, on-the-go convenience in a way that benefits consumers and the planet alike. We're proud to be part of this journey—and invite you to join us in supporting a company that's not just innovating, but transforming the way the world accesses food, beverages, and critical aid." — Puneet Deora, Managing Director, Graham Blowpack Pvt. Ltd."

Rob Brady

Syndicate Lead

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Invested $258,500

At ROBRADY, we specialize in humanizing, visualizing, and commercializing innovation.
robrady.com

"At ROBRADY, we've been proud investors since 2020, accenting Tempra's strong team and leadership with our hardware expertise. This isn't just hardware—it's hard-won innovation with a multitude of applications, from consumer convenience to

mission-critical solutions for governments and militaries. Tempra's transparency, global partnerships, and proven track record have drawn committed backers like us for decades. As the lead investor in Tempra's current round, we are excited to be at the forefront of a company ready to scale exponentially, delivering transformative value and redefining industries. Join us in fueling this bold future."

Our Team



Barney J. Guarino Founder & CEO

Wall Street veteran in various areas of finance including Venture Capital, Investment Banking, Business Brokerage & Valuation, and a pioneer in self-heating technologies with 30+ years in thermal tech, holds a patent in self-heating technology.



Brian Pfeil Sr. Mechanical Engineer

Masters in Mechanical Engineering from Clarkson University. Specializes in product development and innovation, Finite Element Analysis, CAD, 3D printing, developed two models for the Schick Hydro Razor.



Naresh Kumar Gandham Mechanical Engineer

Master's degree in Mechanical Engineering from Texas A&M University. Proficient in CAD, 3D printing Expert in thermodynamics, heat - mass transfer, prototype designs and development, advanced robotics and automation.



Alan Maskell Packaging Engineer - Advisor/Consultant

Technical Consultant in Food Packaging and Development. 40+ years experience in Packaging Technical Development, New Product Development, Marketing, Food Processing R&D. Prior experience at St. Ivel, Uniq Foods, Huhtamaki and Carnaud Metal Box.



Michael Bolmer, PhD Chemical Engineer - Advisor/Consultant

PhD in Chemical Engineering with expertise in reaction engineering, catalysis, kinetics, experimental design, experimental equipment, and modeling. Holds 35 patents.

Revolutionizing Food Aid with Self-Heating Meals & Self-Heating Coffee!

Food is essential — especially in a crisis.

Not only is a warm meal or a hot cup of coffee one less thing someone has to worry about in the wake of a disaster, but it's also a reminder that you are not alone.

What is Tempra?

Tempra Technology, Inc. is setting a new standard with patented self-heating and self-chilling packaging that delivers unmatched convenience—without compromising on safety or sustainability.

Our revolutionary products heat or chill beverages and meals on demand - *no batteries, electricity, or external devices needed! Tempra is not just innovating packaging; we're creating an entirely new packaging category.*

Our solutions go beyond convenience - they're built for a sustainable future:

- Zero emissions, no harmful chemicals
- Sustainable and biodegradable packaging materials
- 36+ month shelf life
- Perfect for on-the-go lifestyles, emergency response, and military applications

Introducing the Next Big Thing in Convenience

Hesitant to put your food in the communal microwave at the office?

Tempra Technology, Inc. is setting a new standard with patented self-heating and self-chilling packaging that delivers unmatched convenience—without compromising on safety or sustainability.

Tempra Solution: Self-Heating Bowls


Simple
Twist to
Heat

LSS TEMPRA TECHNOLOGY

Fully recyclable components
manufactured from recycled materials

Whether you're cooling off on a hike or warming up a meal at work, Tempra's technology works wherever life takes you.


BIRYANI RICE
WITH CHICKEN
HEAT AND EAT


BIRYANI RICE
WITH CHICKEN

2+ year shelf-life, no refrigeration, no spoilage, no need for external source of heating!

Tempra's self-heating meal kits provide hot meals without the need for external heating sources. This versatile technology can be applied to dozens of other consumer goods including coffee, tea, hot cocoa, cosmetics and more.

Tempra is not just innovating packaging; ***we're creating an entirely new packaging category.***

Our revolutionary products heat or chill beverages and meals on demand - ***no batteries, electricity, or external devices needed!***

Whether you're cooling off on a hike or warming up a meal at work, Tempra's technology works wherever life takes you.

Introducing the Next Big Thing in Sustainability

A Game-Changer for Sustainable Packaging: Tempra has secured exclusive rights to a breakthrough bioplastic technology by acquiring the IP portfolio—four newly issued patents—from **PolyX Labs**. This innovation transforms spent coffee grounds into a high-performance, biodegradable plastic alternative.









Why is this a big deal? Because this material isn't just sustainable—it's ***recyclable, compostable and scalable.*** It offers Fast Moving Consumer Goods (FMCG) brands a real solution to phase out non-recyclable plastics and meet global sustainability mandates, enabling a true circular economy.

We are in the process of testing this material in our Self-Heating Food Bowl molds. In addition, we have recently launched a pilot with four Starbucks locations in Hungary, test marketing a reusable coffee cups made entirely from this bioplastic. Early traction is strong.

Now imagine the upside: Every Starbucks, Dunkin', McDonald's, and 7-Eleven replacing plastic lids and cups with this material. Beyond foodservice—think packaging, utensils, containers, and more.

This technology in combination with our Self-Heating technology, gives Tempra a first-mover advantage in a multi-billion-dollar market, unlocking new high-margin revenue streams and transforming us into a sustainability-first, IP-driven company at the forefront of next-gen packaging.

We're not just reducing plastic—we're redefining it.

Meeting Global Market Demand Where It's Needed Most

With a world hungry for convenience, Tempra's on-demand, eco-friendly packaging technology stands at the threshold of massive opportunity.

packaging technology stands at the threshold of massive opportunity.


The Problem
Consumer Needs:
Modern consumers demand convenient snack and beverage options on the go.
Post-pandemic, there's a reluctance to use communal microwaves, increasing the need for alternative heating solutions.
Humanitarian Needs:
Meeting immediate needs post-disasters requires providing hot meals and beverages remotely, which is often complex.
Current Gaps:
Delivering portable, fresh meals or beverages is challenging without refrigeration.
Access to portable heating or chilling solutions is limited.
TEMPRA TECHNOLOGY

At this very moment, millions of Ukrainians are struggling to put food on the table as war continues to disrupt food production and distribution.


TEMPRA Technology
WEFUNDER
Tempra will donate 5 self-heating meals for every $1,000 raised!
WORLD CENTRAL kitchen
BlueCheck Ukraine
José Andrés
Liev Schreiber

> *"Food, in essence, gives you hope that maybe tomorrow will be better. That's why a plate of food is so important in those moments."*

> *- Chef José Andrés (Founder World Central Kitchen) wck.org*

The situation is so dire that humanitarian organizations are calling for urgent

The situation is so dire that humanitarian organizations are calling for urgent food donations to help families facing hunger. **But it's not enough.**

> ***"The ongoing conflict in Ukraine has created a devastating food security crisis...Millions of Ukrainians have been displaced from their homes, and critical infrastructure has been damaged, making it difficult for people to access the food they need."***

> ***-Actor & Humanitarian Liev Schrieber (Co-Founder of Blue Check Ukraine). bluecheck.in***

Tempra, with its patented groundbreaking packaging technology, addresses this challenge by offering safe and environmentally friendly, self-heating meals and self-heating beverages suited for humanitarian purposes, ensuring access to nutritious and delicious sustenance anytime, anywhere.

> ***"While the World Central Kitchen, Blue Check Ukraine and other organizations are amazing at getting food and aid to these disaster areas, it often takes a week or longer for the mobile kitchens to be delivered and set up to prepare and cook the food. This is where Tempra comes in. Because our products require no refrigeration or microwaves ... we can truly be a first responder." -- Barney J. Guarino, Tempra Technology Founder & CEO***

The crises in war-torn areas, in addition to the widespread consumer demand for ready meals and beverages, provide Tempra with substantial opportunities for huge growth.

Future projections are not guaranteed.


The Tempra Solution
Consumer Needs:
Humanitarian Needs:
Current Gaps:


Chilling packaging provides unparalleled convenience, delivering safe, nutritious, and hygienic meals at the perfect temperature on demand.
Shelf-stable for over two years, our packaging ensures food availability without the need for refrigeration, maintaining safety and taste integrity.
packaging technology addresses humanitarian challenges by offering safe and environmentally friendly self-heating meals and beverages.
Our solution ensures access to nutritious sustenance anytime, anywhere, providing comfort and nourishment in crisis situations.
refrigeration to prevent spoilage, limiting portability and accessibility.
External sources for heating or cooling are often unavailable, hindering the availability of ready meals and beverages.
TEMPRA
TECHNOLOGY

The Tempra Solution: Delivering Hot Meals Where They're Needed Most

Tempra Technology is on a mission to revolutionize food aid with innovative self-heating packaging.

Our mission is to leverage our proprietary technology to address humanitarian needs and provide immediate and sustainable food relief to conflict-affected as well as disaster hit areas.

A Humanitarian Crisis Meets Innovative Technology

The global market for humanitarian aid technology and services is growing rapidly.

On top of this, increasing demand for convenient, on-the-go food solutions and innovative humanitarian aid technologies is driving this growth.

Self-Heating Meal Kits: A Lifeline for Those in Need

Our self-heating meal kits are designed to provide hot, nutritious meals in environments where conventional cooking facilities are unavailable or destroyed.

Features and Benefits:

- Heats food to 140°F within minutes
- Keeps meals warm for 30+ minutes
- Shelf-stable for over two years
- No need for refrigeration, electricity or external heating source

Use Cases: Ideal for disaster relief, military use, and areas with limited access to cooking facilities.

Product Development Roadmap: Ongoing improvements to efficiency and scalability of the self-heating technology.



Greenfield Market Potential
$600 Billion +
Total Addressable Market:
The global Ready to Drink (RTD) Tea & Coffee Market was valued at US$ 107.18 Billion in 2023, forecasted to reach US$ 172.28 Billion by 2030.
The global Ready to Eat (RTE) meals market size reached $143.86 billion in 2021 and is projected to expand to $225.28 billion by 2030.
The global cosmetics market was valued at $378 billion in 2022 and is anticipated to surpass $661.12 billion by 2032.
Other potential markets include baby food/formula, medical, military, and more.
Target Customers:
Consumers seeking convenience, humanitarian aid organizations, and global militaries.
Growth Opportunity:
Increasing prevalence of on-the-go consumption, particularly among urban and younger demographics, is driving RTD market growth.
Changing lifestyles favoring on-the-go eating and a trend of replacing meals with smaller nutritional snacks and drinks have fueled the adoption of RTD tea and coffee.
Expanding consumer trends toward convenience creates substantial potential for market expansion with Tempra's innovative technologies.
TEMPRA
TECHNOLOGY

The global Ready to Eat (RTE) meals market size reached $143.86 billion in 2021 and is ***projected to expand to $225.28 billion by 2030.***



Our Products: A Revolution for Hot & Cold Beverages on the Go


Self-Chilling Beverage Can (IC Can):
• Chills the beverage by 30°F - 40°F in minutes.
• No pressurized gas or release of any gasses into the atmosphere.
• Minimum 2 -year shelf-life.
Self-Heating Food Bowl:
• Food is heated to 140°F within minutes.
• Meets all applicable safety & environmental regulatory requirements.
• Completely self-contained
• Can be stored without refrigeration, 2 -year shelf-life.
Additional Products:
• Tempra's "active/smart" packaging will increase the appeal of many existing products while creating entirely new product packaging categories.
• Expanding to cosmetics, military, medical, and other consumer product applications.
TEMPRA TECHNOLOGY

Increasing prevalence of on-the-go consumption, particularly among urban and younger demographics, **is driving market growth.**

Changing lifestyles favoring on-the-go eating and a trend of replacing meals with smaller nutritional snacks and drinks have fueled the adoption of Ready to Eat (RTE) meals.

There have been several attempts at a commercially acceptable self-heating beverages over the years:

	42 Degrees	Aventura USA	La COLOMBE	Hot Can	TEMPRA
Shelf Life	24 Months	24 Months	24 Months	24 Months	36 Months
Beverage Temperature	107 °f	107 °f	131 °f	131 °f	131 °f
Holds Temperature	No	No	No	No	Yes (up to 1 hour)
Safe Temp. Control (No Overheating)	No	No	No	No	YES
Environmentally Friendly	No	No	No	No	YES
Safe if Ingested	No	No	No	No	YES

We believe that once the world sees what our technology can do in the humanitarian space, consumer ***applications of this patented technology will grow rapidly.***

Future projections are not guaranteed.

Why Invest in Tempra?

$30M+ Raised with Top-Tier Investors.

Backed by institutional investors, billionaire family offices and strategic investors from the packaging and beverage industry, **Tempra has already raised over $30 million with 78 issued international patents to show for it!**

Now, Tempra is positioned to dominate the $600 billion ready-to-eat meal and ready-to-drink markets—and beyond.

> ***"Investing in Tempra not only supports the growth of a revolutionary packaging technology but also provides a direct means to aid victims of war and natural disasters, in their time of need. By funding the production and distribution of these self-heating meal kits, investors can play a crucial role in delivering immediate and sustainable relief."***

> ***- Barney J. Guarino, Tempra Founder & CEO***

Patented Technology Ready for Mass Application

Tempra Technology has a strong patent portfolio: valued at $500+ million, with 80 patents granted and 30+ patents pending.


Traction: Our Tech Portfolio is Ready for Mass Application
Patent & IP Portfolio Independently Valued at $498 million:
80 Patents Granted
30 Patents Pending
Trade Secrets
Pre-orders Pipeline:
UN/World Food Programme 1 Billion+ units
Saudi Arabia – 2.1 million Units
TEMPRA TECHNOLOGY

Our pre-orders pipeline includes significant commitments from Jordan, Saudi Arabia, Dubai, Europe and Malaysia.

Key Metrics: Patent portfolio valued at more than $500+ million; 80 patents granted, 30+ pending.


Board of Directors
Barney J. Guarino
Founder, Chairman, and CEO
Pioneer in thermal tech with a patent in self-heating technology. Background in finance at Merrill Lynch, Shearson-Lehman Bros, educated at St. John's and Northwestern's Kellogg School. Principal in Dileo Entertainment Group and Harbor Road Records.
Burton "Skip" Sack
Board Member (Elected 2005)
Former-Chair of National Restaurant Association, Marine Corps vet. Single largest shareholder at Applebee's, Held board positions at Tibersoft, Cambryn Biologics. Cornell Grad, Licensing and franchise development, completed PMD at Harvard Business School.
Michael P. Esposito, Jr.
Board Member (Elected 2009)
Former CFO at Chase Bank
Chairman of Syncora Holdings
Chairman XL Capital
BBA from Notre Dame,
MBA from NYU.
Dr. Jonathan L. Glashow
Board Member (Elected 2018)
Co-Chief of Sports Medicine at Mount Sinai, Orthopedic Surgeon with a focus on athletes. Media consultant NBC numerous patient care awards, medical degree from Cornell University Medical College, served as Chief Medical Officer for NJ Devils and Philadelphia 76ers.prestigious positions, including Chief Medical Officer roles for the New Jersey Devils and Philadelphia 76ers.

Milestones Achieved:

- **Introduced the Self-Heating Coffee Latte commercially**, sold out in three days at major grocers in Cleveland, Chicago and NYC.
- **Signed a Manufacturing and Product License Agreement** with the largest ready meal manufacturer in the Middle East, based in Jordan.
- **Launched our self-heating ready meal at the World Defense Show** in Riyadh, Saudi Arabia.
- **Successfully completed a Proof of Concept** with a global ice cream brand for a self-heating hot fudge/caramel package.
- **Pending orders include Self-Heating Meals** for military and humanitarian meals for an international NGO (1 million+ meals per month/12-month commitment).
- **Received a request for quote from the UN** (potentially up to 1 billion units).
- **Acquired the complete intellectual property portfolio of PolyX Labs.** Together we are developing a biodegradable plastic replacement from *spent coffee grounds*! Our goal is to help consumer product companies

phase out non-recyclable plastics by providing a truly circular economy solution.

- This revolutionary new material offers Tempra potential exponential revenue streams including and beyond self-heating packaging. Think about every Starbucks, Dunkin, McDonalds using coffee cup lids made from this eco-friendly and sustainable material! Now think about all plastic products made from this material!



PolyTempX-Material
100% Biodegradable
Home and industrial compostable
Sustainable product incorporating Up-cycling of coffee grounds
Excellent barrier properties
Heat-resistant
up to 140°C (280°F)
NO need to boost performance by adding harmful additives
Seamless Integration with Conventional Polymer Processing
Superior Puncture Performance
While the product can be punctured easily,
it can withstand the pressure exerted by the brewing machine's needles without cracking
Rigid and/or Flexible Packaging Options
TEMPRA TECHNOLOGY
POLYXLABS

Experienced Leadership Driving Innovation

Founders and Leadership Team:

- **Barney J. Guarino**: Founder & CEO, 30+ years in thermal tech and venture capital, ex-Shearson Lehman Bros & Merrill Lynch.
- **Brian Pfeil**: Senior Mechanical Engineer, Master's in Mechanical Engineering from Clarkson University. Specializes in CAD, analysis, and innovation, developed a new Schick Hydro Razor.
- **Naresh Kumar Gandham**: Mechanical Engineer, Expert in thermodynamics, 3D CAD modeling, robotics and chemical formulations. Master's in Mechanical Engineering from Texas A&M University.

Advisors and Board Members: Industry experts with backgrounds in finance, technology, and humanitarian aid.

Our Massive B2C Opportunity is Just Around the Corner*

Projected Financials


Royalty Income ($)
2,000,000,000
1,500,000,000
1,000,000,000
500,000,000
0
55,000
980,000
7,200,000
165,400,000
364,355,000
1,737,850,000
2024
2025
2026
2027
2028
2029

	2024 Est.	2025 Est.	2026 Est	2027 Est	2028 Est
Royalty Income	$55,000	$980,000	$7.2M	$165.4M	$1.74B

Future projections are not guaranteed.

The demand for self-heating/self-cooling food and beverages from both crisis-zones and everyday consumers couldn't be greater.

To service this demand, management intends to rapidly increase production in 2025.

Use of Funds

Use of Funds: Seeking $1.25 million for Production Ramp-Up

Investment	$ 1,250,000	

Use of Proceeds		
Product Research & Development	$ 300,000	24%
Patent Filings and Maintenance	$ 225,000	18%
General and Administrative and Working Capital	$ 656,250	52%
Legal & Offering	$ 68,750	6%
TOTAL	$ 1,250,000	100%



Legal & Offering
6%
Product Research & Development
24%
52%
18%
General and Administrative and Working Capital
Patent Filings and Maintenance

Tempra is currently raising up to $124k on Wefunder.

Salomon Brothers NY IPO:

Tempra has signed a Letter of Engagement with Salomon Brothers to hold an IPO for our shares in 2025.

Please note this is *not* the New York Stock Exchange (NYSE). This is a new exchange called the State Stox NY Marketplace designed to fill the gap between NASDAQ and the NYSE for Small Cap stocks. Learn more **here**.

This funding round will further our grows and allow for increased capital investment.

Our intention is to have Tempra Technology's shares initially trade on New York State's State Stox Exchange.

Tempra Capital Raise Phase 2:

- **Planned IPO on the new intrastate exchange "State Stox" in NY State in 2025**
- **Signed Engagement Letter to list our shares in NY State on the new "intrastate" trading market (StateStox).**
- **Target Raise: $30 - 50 million in an equity round:**

Salomon Brothers


ACCESSWIRE

State Stox NY, Rings Opening Bell on a New Era in Stock Trading Enabling Local Investing

State Stox
September 14, 2023 • 3 min read

First IPO on NY-Focused Trading Market is a $810 million Market Cap Tech Company

A Source of Up to $80 Billion Capital for New York Business

NEW YORK, NY / ACCESSWIRE / September 14, 2023 / State Stox NY Trading Market (SSNY) has initiated trading with the IPO of a New York internet technology company, boasting a $810 million market cap. Trading commenced on Tuesday, September 12 at SSNY, an innovative platform that empowers New Yorkers to invest in companies located within their hometown and home state. M&T Bank is custodian for SSNY.

STATE STOX
NY Marketplace

*Please note this is **not** the New York Stock Exchange (NYSE).*

Join the Packaging Revolution

Tempra Technology is at the forefront of innovation, backed by $30 million in funding, a high-powered team, and cutting-edge IP. We're transforming how the world eats and drinks—sustainably and conveniently - *anytime* ... *anywhere*!

Be part of this revolution, help to warm someone's soul by Investing in Tempra Technology today!

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